

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

Richard Eisenstadt
Chief Financial Officer
Neos Therapeutics, Inc.
2940 N. Highway 360
Grand Prairie, TX 75050

> **Re: Neos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2018**
> **File No. 333-228748**

Dear Mr. Eisenstadt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance